

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2018

William Kreienberg, Esq.
Executive V.P., Chief Corp. Development Executive and General Counsel
Financial Institutions, Inc.
220 Liberty Street
Warsaw, NY 14569

Re: Financial Institutions, Inc.
    Registration Statement on Form S-3
    Filed August 16, 2018
    File No. 333-226861

Dear Mr. Kreienberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services